Exhibit 21.1

THE HACKETT GROUP, INC.

LISTING OF SUBSIDIARIES

THE HACKETT GROUP, INC. SUBSIDIARIES	JURISDICTION

The Hackett Group Australia Pty. Ltd.	Australia
The Hackett Group Canada, Inc.	Canada
Resource Evaluation, Inc.	Delaware
Archstone Acquisition Corp.	Florida
Jibe Acquisition Sub., Inc.	Florida
Technolab US Acquisition Sub., Inc.	Florida
The Hackett Group, Inc.	Florida
Resource Evaluation SAS	France
The Hackett Group GmbH	Germany
The Hackett Group BV	Netherlands
Hackett Group (India) Ltd.	Republic of India
REL Consultancy PTE Limited	Singapore
REL Consultancy Group SL	Spain
The Hackett Group (Schweiz) AG	Switzerland
Aecus Limited	United Kingdom
The Hackett Group Limited	United Kingdom
Ternul Corporation S.A.	Uruguay